SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C.	Daniel M. Miller
Ronald G. Murray	Dorsey & Whitney LLP
Farris, Vaughan, Wills & Murphy LLP	Suite 1605
25th Floor	777 Dunsmuir Street
700 West Georgia Street	P.O. Box 10444, Pacific Centre
Vancouver, B.C.	Vancouver, B.C.
Canada V7Y 1B3	Canada V7Y 1K4
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 18 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Company’s board of directors has also prepared a Notice of Change to Directors’ Circular (the “Notice of Change”), dated October 17, 2006, that relates to the Directors’ Circular, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders and was filed as exhibit (a)(2)(A) to the initial filing of this Statement. The Notice of Change has been mailed to AnorMED shareholders and was filed as Exhibit (a)(2)(W) to Amendment No. 16 to this Statement. The Directors’ Circular, as amended and supplemented by the Notice of Change, is incorporated by reference into this Statement in its entirety.
     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular and the Notice of Change.
Item 8.   ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     On October 23, 2006, AnorMED Inc. announced that it has completed enrollment in the second pivotal Phase III clinical trial evaluating its proprietary product MOZOBIL in cancer patients, and that AnorMED is on track to meet its schedule of releasing top-line data from both Phase III trials in the first half of 2007. If the Phase III trials are successful, it would be possible to file for marketing approval with the United States Food and Drug Administration (FDA) in the second half of 2007 and with regulators in Canada and Europe in 2008.
     The Phase III trials are evaluating MOZOBIL’s capacity to improve stem cell transplantation treatment options for multiple myeloma (MM) and non-Hodgkin’s lymphoma (NHL) patients whose immune systems have a reduced capacity to generate stem cells as a result of extensive chemotherapy treatments.
     The second pivotal Phase III trial has enrolled 300 NHL patients and the first pivotal Phase III trial met its enrollment target of 300 MM patients on July 10, 2006.

     The most recently enrolled patients will undergo their transplants over the next four to six weeks and each patient will be followed over a period of 100 days. The results of the study will be unblinded for analysis after all MM and NHL patients have completed their 100-day follow-up. The trials design is in accordance with a Special Protocol Assessment from the FDA.
     The two Phase III trials are being conducted at up to 45 major centres in the U.S., Canada and Europe. Both trials are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.
     A copy of AnorMED’s press release, dated October 23, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(Y). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is incorporated herein by reference.
Item 9.   EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(Y)	News release, dated October 23, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 23, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated September 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006

(a)(2)(C)*	News release, dated September 7, 2006

(a)(2)(D)*	Material Change Report, dated September 11, 2006

(a)(2)(E)*	Material Change Report, dated September 11, 2006

(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement

(a)(2)(G)*	News release, dated September 15, 2006

(a)(2)(H)*	News release, dated September 18, 2006

(a)(2)(I)*	News release, dated September 19, 2006

(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation

(a)(2)(K)*	Transcript of portions of Annual General Meeting

(a)(2)(L)*	News release, dated September 20, 2006

(a)(2)(M)*	News release, dated September 25, 2006

(a)(2)(N)*	News release, dated September 26, 2006

(a)(2)(O)*	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(P)*	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.

(a)(2)(Q)*	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.

(a)(2)(R)*	News release, dated October 4, 2006

(a)(2)(S)*	Directors’ Circular, dated October 5, 2006

(a)(2)(T)*	News release, dated October 5, 2006

(a)(2)(U)*	News release, dated October 10, 2006

(a)(2)(V)*	News release, dated October 11, 2006

(a)(2)(W)*	Notice of Change, dated October 17, 2006

(a)(2)(X)*	News release, dated October 17, 2006

(a)(2)(Y)	News release, dated October 23, 2006

Exhibit	Description

(e)(1)*	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.

(e)(2)*	Form of Support Agreement, dated as of October 17, 2006, among AnorMED Inc., Genzyme Corporation and Dematal Corp.

(e)(3)*	Form of Shareholder Support Agreement, dated as of October 17, 2006, among specified shareholders, Genzyme Corporation and Dematal Corp.

(e)(4)*	Form of Shareholder Support Agreement, dated as of October 17, 2006, among Kenneth Galbraith, Genzyme Corporation and Dematal Corp.

(g)(1)*	Information Agent Script for Incoming Calls

(g)(2)*	Information Agent Script for Outgoing Calls

(g)(3)*	Information Agent Script for Outgoing Calls

(g)(4)*	Information Agent Script for Incoming Calls

(g)(5)*	Information Agent Script for Incoming Calls

(g)(6)*	Information Agent Script for Outgoing Calls

*	Previously filed.